                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                                  DSL.net, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0005 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   262506 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 262506 10 8                 13G                      Page 2 of 5 Pages


(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)
     Stephen K. Gellman and Cecilia S. Wu, Co-Trustees

(2)  Check the Appropriate Box if a Member of a Group (see Instructions)

     (a)
     (b)

(3)  SEC Use Only

(4)  Citizenship or Place of Organization
     United States.

Number of Shares    (5)  Sole Voting Power
Beneficially Owned  (6)  Shared Voting Power 3,033,908
By Each Reporting   (7)  Sole Dispositive Power
Person With         (8)  Shared Dispositive Power 3,033,908

(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
     3,033,908

(10) Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (see Instructions)

(11) Percent of Class Represented by Amount in Row (9)
     5.2%

(12) Type of Reporting Person (see Instructions)

     IN
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CUSIP No. 262506 10 8                 13G                      Page 3 of 5 Pages

Item 1(a).  Name of Issuer:
            --------------

            DSL.net, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            545 Long Wharf Drive
            New Haven, Connecticut  06511

Item 2(a).  Name of Person Filing:
            ---------------------

            Stephen K. Gellman and Cecilia S. Wu, Co-Trustees

Item 2(b).  Address of Principal Business Offices or, if none, Residence:
            ------------------------------------------------------------

            Shipman & Goodwin LLP
            One American Row
            Hartford, Connecticut  06103

Item 2(c).  Citizenship:
            -----------

            United States

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common Stock, $.0005 par value per share

Item 2(e).  CUSIP Number:
            -------------

            262506 10 8

Item 3.     If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or
            --------------------------------------------------------------------
            (c), Check Whether the Person is Filing is a:
            ---------------------------------------------

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act.
            (b) [ ] Bank as defined in Section 3(a) (6) of the Exchange Act.
            (c) [ ] Insurance company as defined in Section 3(a) (19) of the
                    Exchange Act.
            (d) [ ] Investment company registered under Section 8 of the


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CUSIP No. 262506 10 8                 13G                      Page 4 of 5 Pages

                    Investment Company Act.
            (e) [ ] An investment adviser in accordance with Rule 13d-1(b)
                    (1) (ii) (E).
            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F).
            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G).
            (h) [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.
            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act.
            (j) [ ] Group, in accordance with Rule 13d-1(b)(1) (ii) (J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4.     Ownership.
            ---------

            (a)     Amount Beneficially Owned: 3,033,908
            (b)     Percent of Class:  5.2%
            (c)     Number of shares as to which the person has:

                    (i)    Sole power to vote or to direct the vote:
                    (ii)   Shared power to vote or to direct the vote: 3,033,908
                    (iii) Sole power to dispose or to direct the disposition of:
                    (iv) Shared power to dispose or to direct the disposition of: 3,033,908

Item 5.     Ownership of Five Percent or Less of a Class
            --------------------------------------------

            Not applicable

Item 6.     Ownership of More than Five Percent of Behalf of Another Person
            ---------------------------------------------------------------

            Mr. Gellman and Ms. Wu are co-trustees of a trust which holds 2,932,600 shares for the benefit of Paul Sun and his descendants and of two trusts which hold an aggregate of 101,308 shares for the benefit of Mr. Sun's children. Each of Mr. Gellman and Ms. Wu may be deemed to share
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CUSIP No. 262506 10 8                 13G                      Page 5 of 5 Pages


            voting and investment power with respect to such shares and each disclaims beneficial ownership of such shares.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company
            ------------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Members of the Group
            ---------------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of Group
            ------------------------------

            Not applicable.

Item 10.    Certification
            -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2000


                                        /s/ Stephen K. Gellman, Co-Trustee
                                        ----------------------------------------
                                        Stephen K. Gellman, Co-Trustee

                                        /s/ Cecilia S. Wu, Co-Trustee
                                        ----------------------------------------
                                        Cecilia S. Wu, Co-Trustee